OFFERING STATEMENT

(EXHIBIT TO SEC FORM C)

18th December 2018

Anjin Services Group, Inc.





Contents





Introduction

This Offering Statement (this **"Disclosure"**) is provided solely to prospective investors through the Crowdfunding Portal provided at www.letslaunch.com and any subdomain thereof (the **"Portal"**) and operated by Pitch Venture Group LLC d/b/a LetsLaunch, a Delaware limited liability company (**"LetsLaunch"**), for the sole purpose of evaluating investments in certain securities (**"Securities"**) offered by **Anjin Services Group, Inc** a **C-Corp formed in the State of Delaware** (**"Anjin", "Company",** or the **"Issuer"**). The Securities, in the form of a Convertible Promissory Note as outlined in the Summary of Offering Section, will be governed by, a Convertible Crowd Note Purchase Agreement (the "Crowd Note") between the Issuer and the purchasers of the Securities.

The Issuer is seeking to raise a target of **USD$10,000** and a maximum of **USD$105,000** through the offering and sale of Securities on the Portal (the **"Offering"**) in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto (**"Regulation Crowdfunding"**).

Investments, including crowdfunding investments, involve risk. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any Federal of State securities commission or regulatory authority, nor have they been recommended or approved by the Portal. The U.S. Securities and Exchange Commission (the **"SEC"**) does not pass upon the merits or terms of any Securities offered, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are exempt from registration. Prospective investors should not interpret the contents of this Disclosure or any information provided on the Portal as legal, accounting, tax, regulatory, investment or other advice. Prospective investors should consult their own advisors regarding the Securities.

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No other person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in the Disclosure. To invest in the Securities, each prospective investor will be required to (i) create an account with the Portal, (ii) make representations regarding the investor's investment eligibility and understanding of the risks involved in investing in the Securities, and (iii) execute the Crowd Note.

Certain information contained in this Disclosure constitutes "forward looking statements" that can be identified by the use of certain forward-looking terminology, including "may", "will", "should", "expect",



"anticipate", "estimate", "intent", "continue" or "believe" or the negatives or variations thereof. Any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are prospective in nature, based upon certain assumptions that may change. Due to the various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. NEITHER THE DELIVERY OF THIS DISCLOSURE AT ANY TIME NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT OR VERIFIED BY THE PORTAL AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS DISCLOSURE OR THE DATE OF THE OFFERING.



Summary of Offering

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference for the remainder of this Disclosure, information provided on the Portal and the Crowd Note.

The Securities offered for sale by the Issuer on the Portal are governed by the Crowd Note, which is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the terms therein. **By investing in the Securities, investors do not have any voting or management rights with respect to the Issuer.**

Target Offering Amount	The minimum amount that must be raised for the Offering to close and for Securities to be issued is **USD$10,000**
Maximum Offering Amount	**USD$105,000**
Offering Period	The Offering will close at 11:59 PM on **19ᵗʰ April 2019.** In certain cases, the Issuer may choose to accelerate the end of the Offering Period, as discussed in this Disclosure.
Maturity Date	**01/01/2022**
Discount	**20%**
Interest Rate	**6%**
Valuation Cap	**USD$4,500,000**
Voting Rights	These Securities are non-voting Securities, meaning investors will have no financial or operational control of the business.
Minimum Investment	$250

Investment, Escrow and Closing Process

Investors seeking to make an investment in Securities offered by the Issuer will:

1. Create an account on the LetsLaunch Portal
2. Click "Invest" on the Offering made available on the Portal
3. Be asked to enter certain required information, including the investor's annual income and net worth, which will be used to determine an investment limit for each investor
4. Make certain representations regarding the investor's understanding of the Offering and the risks associated with crowdfunding
5. Input the amount the investor wishes to invest in Securities offered by the Issuer
6. Execute the Crowd Note and upload the signed document to the Portal.

When the issuer confirms their investment amount, the investor will contribute their committed investment amount into a designated escrow account for the Offering.

Once the Target Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction with the terms and conditions set forth in the Crowd Note. At this point, the Offering will be deemed to have been successfully closed (the **"Closing"**) and the executed Crowd Note and any other applicable documents



will be provided to the investor and the Issuer. The Issuer will grant the promised Securities to the investor, as stated in the Crowd Note.

Cancelation of Investment Commitment

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the forty-eight (48) hour period prior to the end of the Offering Period and the target Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment, as specified in the Crowd Note. LetsLaunch will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period identified in this Disclosure, the Issuer may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a Material Change, as defined in the next section, that would require an extension of the offering and reconfirmation of the investment commitment). If the Issuer does not raise at least the Target Offering Amount through this Offering on the Portal, no Securities will be sold in this Offering. In this case, investment commitments will be canceled, and funds will be returned to the investors.

Material Changes to the Offering

If the Issuer makes a material change ("Material Change") to the Offering, investors will be notified of such a change by the Portal. In the event of a Material Change, investment commitments will be canceled unless the investor reconfirms the investment commitment within five (5) business days of the notification. Investment commitments can be reconfirmed on the Investor Dashboard provided by the Portal. If the investor does not reconfirm the investment commitment, the investment commitment will be canceled, the investor will receive a notice of cancelation from the Portal and funds will be returned.

Restrictions on Transfer or Sale of Securities

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

Note: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the Securities to that person. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



Escrow Agent / Paying Agent

The Portal's Escrow and Paying Agent is North Capital Private Securities Corporation (the **"Agent"**), a registered broker-dealer, member of FINRA and SIPC, located at 623 E Fort Union Blvd, Suite 101, Midvale, UT 84047. All funds transacted on the Portal are controlled and transacted by the Agent.

LetsLaunch Compensation

LetsLaunch charges zero fees to open an account on the Portal or to make an investment in Securities offered on the Portal. Issuers that conduct an Offering on the Portal are charged a fee of 3% of the total Offering Amount, provided that the Target Offering Amount is raised prior to the end date of the Offering Period. Issuers are also charged fees for Bad Actor checks and Escrow account set up by third party companies. These fees are not considered as compensation to LetsLaunch.

Perks and Rewards

The Issuer is not offering any perks and rewards associated with the Offering.

Issuer Representations and Warrant

The Issuer certifies that all of the following statements are true for the Issuer:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. It is not ineligible to rely on this exemption under Regulation Crowdfunding as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. It and its predecessors have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of this Disclosure.
6. It is not a development state company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.



Business Plan

Company Overview

We are a ride share platform that is 100% dedicated to providing business travelers going overseas a safe and secure ride. Getting into a car is the most dangerous activity that a business traveler will undertake and getting into car with a stranger is the number one source of anxiety for business and leisure travelers. On-demand ride share platforms have increased the danger and anxiety by hiring hordes of unvetted, non-professional drivers. Anjin uses only local security experts with extensive training as drivers. To enhance the safety of every trip, we are developing proprietary, patent pending technology that will enhance the safety and security of every trip.

Products and Services

When the CEO of your company goes to Mexico he gets into a car driven by security experts who are supported by military style command and control with every decision driven by the latest intelligence. Why? Not because he is under any greater risk of assault or kidnap (and unfortunately, if you are female you face more risk than the typical American CEO). Rather, these services are extremely expensive and time consuming to book and manage.

Your life is worth the same as the CEO so we made it possible for you to get the same level of security but at a price that your employer will happily reimburse. How? We buy the capacity of local security companies and then automate the booking and trip management process.

When you get into an Anjin car, your driver is a highly trained and vetted security expert, your trip is actively tracked by a command center with two-way communications with the driver, and your driver's route is optimized for safety and adjusted when a security incident occurs along your planned route.

In addition to providing you with the safest trip, we are working on proprietary, patent pending technology that will further enhance the safety of every trip.

Target Market

Our target market is comprised of the 70% of business travelers that are unhappy with the inadequate effort that car service and ride sharing companies have put into vetting their drivers and ensuring that the driver has the skill or support to safely get their passengers from point A to point B.

We have launched in Latin America and will focus our first 18 months on business travelers going to Mexico and Brazil and then expand globally to keep travelers everywhere safer.

Marketing Plan

We have two ways to reach our traveling customer. First, we sell directly to their employers by targeting corporate travel or corporate security departments. Second, we sell through the managed travel industry (basically travel agents for corporations) and pay around a small commission per booked trip.

Key Persons – Officers and Directors

The following individuals are Officers of the Issuer. For the purposes of this section of the Disclosure, the term "Officer" includes the positions of president, vice president, secretary, treasurer, chief financial



officer, comptroller, or chief accounting officer, as well as any person routinely performing similar functions.

Name: Michael Woodrum
Position: CEO, August 21, 2018 – Current
Responsibilities: Cashflow, Product Vision, Team Building, Investor Management, Brand Management, Corporate Development

Experience & Bio:

Michael is a former partner and head of office for the world's leading risk consulting firm, Control Risks. He has helped numerous clients enter new markets and manage their exposure to corruption, violence, and geopolitical instability in places such as Mexico, Nigeria, and Iraq. For two years he chaired a professional group at the leading think tank in energy policy, the Baker Institute for Public Policy. He was an officer in the Marine Corps and served three combat tours. He holds an MBA from the University of Texas, Austin, and a BA from the University of Georgia.

Anjin does not have a Board of Directors.

Description of Current Capital Structure

Michael Woodrum owns the majority of Anjin, with Pedros Larios, the employee pool, Founders Institute and Advisors owning minority portions. Anjin is currently in a seed round of fundraising with the goal of raising a total of $600,000. Through the LetsLaunch campaign, the issuer is seeking to raise a further USD$10,000-USD$105000.

Existing Securities
The Issuer has the following existing Securities authorized and/or outstanding. Existing Securities may include preferred stock, common stock, debt securities, warrants, options or other types noted below:

Security Class	Securities Authorized	Securities Outstanding	Voting Rights
Common Stock	3,926,967	3,576,863	Yes
Warrants	80,057	80,057	Yes
Convertible Note	$50,000	$50,000	

  Securities reserved for issuance upon exercise or conversion (i.e. securities that have been authorized but are not outstanding), as well as convertible promissory notes, will dilute existing shareholders, including those that participate in this Offering, should they be exercised or converted.

Beneficial Owners
Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each beneficial owner:

Name	Number and Class of Securities Held	Percentage Interest
Michael Woodrum	3,180,000	88.90% as a % of Outstanding Securities

Voting power is calculated such that it includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within sixty (60) days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they are included as being "beneficially owned".

Other Exempt Offerings

Offering Date	Exemption Type	Securities Offered	Proceeds

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three (3) years.

Material Terms of Indebtedness

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Charles and Mary Lou Strange	$50,000	3%	4/1/2021	Structured as a Convertible Note and reflected in the Existing Securities table above
Michael Woodrum	$13,284	0%	NA	
Chase Visa	$2,089.67	17.99%	NA	

Certain Transactions

Unless otherwise noted in the table below, the Issuer or any entities controlled by or under common control with the Issuer have not been a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five (5.0%) percent of the aggregate amount of capital raised by the Issuer in reliance on Regulation Crowdfunding during the preceding twelve (12) month period, including the amount the Issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the Issuer;



2. Any person who is, as of the most recent practicable date, the beneficial owner of twenty (20.0%) percent of more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
4. Any immediate family member of any of the foregoing persons

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Michael Woodrum	CEO and Beneficial owner	Debt financing	$13,284

Use of Funds

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Gross Proceeds	USD$10,000	USD$105,000
Offering Expenses	USD$300	USD$3,150
Net Proceeds	USD$9,700	USD$101,850
Use of Net Proceeds	35% of funding will go toward sales and marketing, 30% for development costs to finish building out the platform, 15% for operations including expanding supplier base, and the remaining 20% for general and administrative expenses.	35% of funding will go toward sales and marketing, 30% for development costs to finish building out the platform, 15% for operations including expanding supplier base, and the remaining 20% for general and administrative expenses.

LetsLaunch charges a fee (the "Offering Expenses") that is equal to 3% of the total Offering Amount, provided that the Target Offering Amount is raised, as compensation for its services provided in connection with the Offering.

Risk Factors

Crowdfunding investments involve risk. Investors should not invest any funds in this Offering unless he or she are willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the



accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure.

The securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The list of material industry, company and investment risk factors contained herein is not intended to be exhaustive. These risk factors may make an investment in the Securities speculative and/or risky.

EXAMPLES INCLUDE:

General Economic Conditions Risks

The success of a business depends in part on the economic conditions of the global economy, as well as of the country, state, city and area in which it operates. This poses a likely risk that can impact the business by placing additional strains on incoming revenue or other areas of operations. Additionally, our success depends to a significant degree on a combination of consumer spending, business spending, consumer confidence and business confidence. Any decline in general economic conditions, particularly overseas business travel could negatively impact financial performance.

Competition Risks

The market for security services and transportation applications is competitive. Our Company will compete with other established competitors. We compete with other businesses on the basis of quality and price of our products and services, as well as a number of other factors, including the technology we offer and the differentiation of providing secure services to business travelers. Some competitors have greater brand recognition, experience and/or resources. Any inability to compete successfully with established competitors could negatively impact financial performance. Our markets may be in an ever-constant state of change and development, requiring our business to keep up with changes in the market. Failure to do so can create risk for our Company because competing businesses may capitalize on the changing market and take customers. Additionally, the entrance of new competitors into the space could negatively impact financial performance.

Legal Risks

Our Company may face additional costs and challenges if presented with future legal complaints from customers, governmental authorities, regulatory bodies or agencies. Not only are there the direct costs of litigation resulting from any lawsuits or legal proceedings, but there are also risks of negative publicity and impacts to our business's image that may result in additional unanticipated costs and negative impacts to the operations and performance of the business.

Regulatory and Compliance Risks

Our Company is subject to regulatory oversight by certain governing and regulatory bodies. Security services and transportation applicationbusinesses can be adversely affected by litigation and complaints from suppliers, customers or these governing and oversight bodies. This is particularly compounded as the majority of our business is conducted overseas. Due to



the uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome or timeline of such proceedings. A negative outcome of such proceedings, including fines or other regulatory action, could negatively impact financial performance. Furthermore, negative publicity about these allegations, whether true or untrue, may negatively affect us by harming customer perceptions of our business, products or services. Because new regulations cannot always be anticipated, the additional cost of compliance with new, unforeseen regulations may also impact the future financial health of the Company.

Information Security Risks

Our Company relies on information securities systems for our ride share transportation platform. Our business depends on the ability to protect these systems and the information contained therein from theft, cyber-attacks, fire, power loss, catastrophic events and other failures. The failure of these systems or any breach in these systems could result in operational issues, negatively impact financial performance, reduce efficiency, halt operations, or result in significant, unplanned expenditures required to restore, repair, replace or upgrade these systems.

Financing Risks

In order to not only begin and continue business operations, but also grow and develop the business, particularly overseas, several expenses must be incurred, which may require additional capital or financing. If the Company is unable to obtain the additional financing it needs, there is a risk that the Company could fail. Additionally, if the Company obtains such financing using debt instruments, there is a risk that the Company is unable to repay the loans under the terms of the agreements, resulting in further interest, fines, or costs that affect the Company's financial condition.

Management Risks

For effective and sustainable growth, our Company relies on proper management of finances, operations, development plans and resources. There is a risk that failure to effectively manage key areas of the business can slow or prevent growth, or even ultimately lead to poor financial performance and business failure.

Accounting and Tax Risks

Our Company relies on current accounting rules and regulations to create financial statements that provide insight into our business' financial history. Accounting rules and regulations are also used in financial statements to develop financial projections into the future. Changes to these rules or regulations can result in the Company's financial health appearing differently, and negatively impacting the public perception of the Company. In addition, our Company is subject to various taxes, which can include local, state, or federal taxes. There is a risk that the Company could miscalculate or fail to pay the correct amounts, as required by the appropriate governmental authority, or be subjected to an increased tax burden due to changes in laws or regulations. This could result in fines, interest, or additional unanticipated costs that could negatively impact the Company's financial health.

Risks from Work Stoppages, Terrorism or Natural Disasters



Due to a variety of factors, such as work stoppages, terrorism, or natural disasters (many of which are outside of the control of the Company), there are risks that operations may be disrupted. These risk factors can result in physical property damage, loss of product, power loss, inability to access customers, or various other issues. All of these disruptions to operations can become very costly to our business and seriously impact operational and financial performance.

Risks from Physical Security

Our business provides transportation to persons in high risk locations therefore there is a risk of incidents happening to customers and/ or suppliers during the course of operations. These risk factors can result in physical property damage and/ or physical injury or various other issues. These disruptions to operations can become very costly to our business and seriously impact our brand and our operational and financial performance.

Legal Matters

Conversion to Equity

As governed by the terms of the Crowd Note, the Crowd Note(s) will automatically convert to common stock in the event certain qualified conversion events occur:

1. Qualified Equity Financing: upon the occurrence of a Qualified Equity Financing, the Crowd Note shall automatically convert without any further action on the part of either the Issuer or the investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.
2. Corporate Transaction: in the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the investor shall receive the higher value received by either: (i) obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or (ii) obtaining the Corporate Transaction Payment.
3. At or After Maturity: commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to: (i) require the Company to pay the Outstanding Loan Balances, or (ii) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the holder would otherwise be entitled, the Company must pay the holder cash equal to such fraction multiplied by such price per share.
4. Mechanics of Conversion: as promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.



5. Note Completion. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to the Crowd Note.

Such terms as Conversion Shares, Conversion Price, Corporate Transaction, Corporate Transaction Payment, Outstanding Loan Balance, and Qualified Equity Financing are defined in the Crowd Note.

Corporate Actions of the Issuer

The Issuer may take corporate actions that impact investors in this Offering. These corporate actions may include (i) additional issuances of securities, (ii) Issuer repurchases of securities, (iii) a sale of the Issuer or assets of the Issuer, or (iv) transactions with related parties. These corporate actions may result in dilution or exit from the investment. In the case of Anjin, the corporate actions are expected: additional issuances of securities, a sale of issuer or assets of the issuer, and/ or transactions with related parties.

Crowdfunding Eligibility

The Issuer, as well as any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty (20.0%) percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with such a sale of Securities, or any general partner, director, officer or managing member of any such solicitor represent the following statements as true and accurate:

1. No such person has been convicted, within ten (10) years (or five (5) years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor: (i) in the connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is or has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act of 1933 that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is or has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or offer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:



     a. At the time of the filing of this Disclosure bars the person from: (i) association with an entity regulated by such commission, authority, agency or officer; (ii) engaging in the business of securities, insurance or banking; or, (iii) engaging in savings association or credit union activities.

     b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10) year period ending on the date of the filing of this Disclosure.

4. No such person is or has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or, (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is or has been subject to any order of the SEC entered within five (5) years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any rule of regulation thereunder; or, (ii) Section 5 of the Securities Act of 1933.

6. No such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person filed (as a registrant of Issuer) or was named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and no such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension should be issued.

8. No such person is or has been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and no such person at the time of filing this offering statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

These statements must be true and accurate to be eligible to raise funds under Rule 503 of Regulation Crowdfunding or to rely on the Regulation Crowdfunding exemption under Regulation Crowdfunding.

Dilution

The Crowd Notes will initially be treated as a debt security. Should certain conversion events take place, the Crowd Notes will convert to common stock, per the Crowd Note agreement. An investor's



ownership resulting from the purchase of the Securities described in this Disclosure, if converted to common stock, could be diluted should the Issuer issue additional shares. In other words, when the Issuer issues more shares (or additional equity interests), the percentage of the Company that you would own will go down, even though the value of the Company may go up. In this scenario, you will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering, employees exercising stock options or by the conversion of certain securities, including other convertible promissory notes, convertible bonds, preferred shares or warrants, into common stock. If the Issuer decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Governing Law
Each Crowd Note and the Securities will be governed by the laws of the State of Texas.

LetsLaunch Assessment
LetsLaunch conducts a "bad actor check" on officers, directors and beneficial owners of twenty (20.0%) percent or more of the voting securities in the Issuer. LetsLaunch does not otherwise pass upon the terms, including the merits and risks, of any Offering or Issuer of Securities on the Portal. In making an investment decision, prospective investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment.

Minority Ownership Rights
By purchasing the Securities, investors will hold convertible notes that may convert to common stock if qualified conversion events occur. In the event of conversion, investors in this Offering will become holders of minority ownership in the Issuer. Rights of minority holders will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Issuer, including additional issuance of securities, Issuer repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Minority holders will have no influence on the corporate actions or operations of the Issuer. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Modification of Terms
Investors may not modify the terms of the investment set forth in the Crowd Note. The Crowd Note may only be modified with the consent of all investors and the Issuer.

Tax Considerations
The Issuer intends to treat the Securities as equity instruments for U.S. Federal income tax purposes. The Issuer is responsible for timely preparation and distribution of tax documents to investors (e.g. Schedule K-1), if required.   Investors should seek advice from a tax professional to understand the tax implications of an investment in the Securities offered and sold in this Offering.

Valuation
Convertible notes allow the Issuer to delay establishing a valuation. Before making an investment decision, an investor should carefully consider the valuation cap and discount contained in the terms of



this Offering. Such valuation caps and discounts may not be appropriate, and investors should conduct their own independent assessment of the Issuer prior to investing. There are several ways to value a company. None of them are perfect and all involve certain assumptions, especially for early-stage companies with little operational or financial history. While not an exhaustive list, valuation methodologies include:

1. Book Value – investors can determine a book value of the Issuer using the company's financial statements, usually by looking at the company's balance sheet. However, the balance sheet generally records assets at cost (the price paid for the asset) and may not take into account whether the assets have increased or decreased in value over time. Some intangible assets such as intellectual property or patents may not appear on the balance sheet, despite their value.
2. Discounted Cash Flows – the Issuer expects to generate positive cash flows (earnings) at some point in the future. This earnings stream can be valued, in present value terms (i.e. the value of those cash flows in today's dollars), by discounting the cash flows by an assumed rate of return.
3. Liquidation Value – this is the amount for which the company or the assets of the company can be sold, minus any debts and liabilities owed.

Different valuation methods will produce a different answer as to what a given investment is worth. Investors may also utilize different assumptions about the company's business and its market. When the Issuer raises additional, future capital in the form of a priced round, meaning a valuation will be established at that point, future investors may value the company or its assets differently than current or prospective investors, including those that participate in this Offering.

Ongoing Reporting

Companies that have raised money via Regulation Crowdfunding must provide certain information to both the SEC and its investors. Receiving regular company updates is an important part of being an investor and monitoring the progress of the company and your investment. The Issuer will file a report electronically with the SEC annually, as well as post the report on its website or otherwise distribute the report to its investors, no later than one hundred twenty (120) days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found in an email sent to investors.

The Issuer will continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed at least three (3) annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed ten million dollars ($10,000,000.00);
3. The Company has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record;
4. The Company or another party repurchases all of the Securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or



5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Regardless of ongoing reporting requirements per SEC rules, LetsLaunch encourages Issuers on the Portal to provide quarterly updates to investors.



Financial Statements

Overview of Financials

Please see Appendix A for the financial statements as well as the full review report by the Issuer's accountant.

Summary Financial Statements

PROFIT AND LOSS (INCOME STATEMENT):

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
TOTAL REVENUE / GROSS SALES	$ 76,387	$ 110,346
COST OF GOODS SOLD	$ 60,189	$ 86,314
EBITDA	-$ 11,539	-$ 24,202
TAXES PAID	$ 0	$ 0
NET INCOME	-$ 12,349	-$ 24,202

BALANCE SHEET INFORMATION:

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
CASH & CASH EQUIVALENTS	$ 6,787	$ 30,896
ACCOUNTS RECEIVABLE	$ 0	$ 0
TOTALS ASSETS	$ 6,787	$ 30,896
SHORT-TERM DEBT	$ 17,062	$ 15,373
LONG TERM DEBT	$ 0	$ 50,000

Appendix A – Detailed Financial Statements

Anjin Secure Car
Profit and Loss
January 2017 - October 2018

	Jan - Dec 2017		Jan - Oct, 2018		Total
Income					
Services	76,387.79		110,346.50		186,734.29
Total Income	$	76,387.79	$	110,346.50	$ 186,734.29
Cost of Goods Sold					
Service Contractors	60,189.80		86,314.57		146,504.37
Total Cost of Goods Sold	$	60,189.80	$	86,314.57	$ 146,504.37
Gross Profit	$	16,197.99	$	24,031.93	$ 40,229.92
Expenses					
Advertising & Marketing	6,290.61		5,153.15		11,443.76
Bank Charges & Fees	209.20		171.00		380.20
Dues & Membership Fees	53.74		310.00		363.74
Insurance	0.00		3,159.83		3,159.83
Interest Expense	0.00		141.05		141.05
Legal & Professional Services	10,984.88		30,552.50		41,537.38
Meals & Entertainment	620.32		1,351.43		1,971.75
Office Expenses & Supplies	160.01		152.02		312.03
Rent & Lease	1,800.00		2,153.02		3,953.02
Software Subscriptions & Online Apps	990.85		1,845.37		2,836.22
Taxes & Licenses	559.25		0.00		559.25
Travel	5,105.67		2,164.98		7,270.65
Travel Meals	207.53		37.59		245.12
Utilities	754.97		1,042.06		1,797.03
Total Expenses	$	27,737.03	$	48,234.00	$ 75,971.03
Net Operating Income	-$	11,539.04	-$	24,202.07	-$ 35,741.11
Other Income					
Credit Card Rewards	119.23		0.00		119.23
Total Other Income	$	119.23	$	0.00	$ 119.23
Other Expenses					
Total Other Expenses	$	930.00	$	0.00	$ 930.00
Net Other Income	-$	810.77	$	0.00	-$ 810.77
Net Income	-$	12,349.81	-$	24,202.07	-$ 36,551.88

Tuesday, Nov 13, 2018 05:58:33 PM GMT-8 - Accrual Basis



Anjin Secure Car
Balance Sheet
As of October 31, 2018

	Jan - Dec 2017	Jan - Oct, 2018
ASSETS		
Current Assets		
Bank Accounts		
Amegy Checking 1796 - Closed	6,787.65	0.00
SVB Checking 8727	0.00	30,896.45
Total Bank Accounts	$ 6,787.65	$ 30,896.45
Total Current Assets	$ 6,787.65	$ 30,896.45
TOTAL ASSETS	$ 6,787.65	$ 30,896.45
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
CC - United Mileage Plus 5496	1,296.60	2,089.67
Total Credit Cards	$ 1,296.60	$ 2,089.67
Other Current Liabilities		
Due to Owner	15,765.85	13,283.65
Total Other Current Liabilities	$ 15,765.85	$ 13,283.65
Total Current Liabilities	$ 17,062.45	$ 15,373.32
Long-Term Liabilities		
Convertible Note	0.00	50,000.00
Total Long-Term Liabilities	$ 0.00	$ 50,000.00
Total Liabilities	$ 17,062.45	$ 65,373.32
Equity		
Owner Contributions	2,075.01	2,075.01
Retained Earnings	0.00	-12,349.81
Net Income	-12,349.81	-24,202.07
Total Equity	-$ 10,274.80	-$ 34,476.87
TOTAL LIABILITIES AND EQUITY	$ 6,787.65	$ 30,896.45



Michael Woodrum
Anjin Services Group, Inc.
708 S. Main Street
Houston, TX 77002
11/12/18

Subj: Certification of Anjin Services Group, Inc. financial statements

I, Michael Woodrum, certify that:

1. The financial statement of Anjin Services Group, Inc. included in this Form are true and complete in all material aspects; and

2. The tax return information of Anjin Services Group, Inc. included in this Form reflects accurately the information reported on the tax return for Anjin Services Group, Inc. filed for the fiscal year ended 2017.

3. The differences in revenue and net income between the 2017 tax filings and the financial statements are due to differences in accounting methods. The 2017 tax filings are based on cash based accounting while the newest financial statements that were reconciled by an accountant are based on accrual accounting.

Sincerely,

Michael Woodrum
CEO
Anjin Services Group, Inc.

Form 1120
Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2017 or tax year beginning _____ , 2017, ending _____ , 20 _____

▶ Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2017

A Check if:

1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return . ☐
2 Personal holding co. (attach Sch. PH) . ☐
3 Personal service corp. (see instructions) . ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name	**B** Employer identification number
Anjin Services Group Inc	81-1821342
Number, street, and room or suite no. If a P.O. box, see instructions.	**C** Date incorporated
5034 Lockridge Sky Lane	03/08/2016
City or town, state, or province, country, and ZIP or foreign postal code	**D** Total assets (see instructions)
Sugar Land TX 77479	$ 0

E Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☒ Address change

Income

1a	Gross receipts or sales	**1a** 76,242	
b	Returns and allowances	**1b** 0	
c	Balance. Subtract line 1b from line 1a	**1c**	76,242
2	Cost of goods sold (attach Form 1125-A)	**2**	0
3	Gross profit. Subtract line 2 from line 1c	**3**	76,242
4	Dividends (Schedule C, line 19)	**4**	
5	Interest	**5**	0
6	Gross rents	**6**	0
7	Gross royalties	**7**	0
8	Capital gain net income (attach Schedule D (Form 1120))	**8**	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	**9**	
10	Other income (see instructions—attach statement) Other Income Statement	**10**	0
11	**Total income.** Add lines 3 through 10 ▶	**11**	76,242

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) ▶	**12**	0
13	Salaries and wages (less employment credits)	**13**	0
14	Repairs and maintenance	**14**	0
15	Bad debts	**15**	0
16	Rents	**16**	1,300
17	Taxes and licenses	**17**	599
18	Interest	**18**	0
19	Charitable contributions	**19**	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	**20**	
21	Depletion	**21**	
22	Advertising	**22**	878
23	Pension, profit-sharing, etc., plans	**23**	0
24	Employee benefit programs	**24**	0
25	Domestic production activities deduction (attach Form 8903)	**25**	
26	Other deductions (attach statement) Other Deductions Statement	**26**	75,170
27	**Total deductions.** Add lines 12 through 26 ▶	**27**	77,947
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	**28**	-1,705
29a	Net operating loss deduction (see instructions)	**29a**	
b	Special deductions (Schedule C, line 20)	**29b**	
c	Add lines 29a and 29b	**29c**	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	**30**	-1,705
31	Total tax (Schedule J, Part I, line 11)	**31**	
32	Total payments and refundable credits (Schedule J, Part II, line 21)	**32**	0
33	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐	**33**	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed	**34**	
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	**35**	0
36	Enter amount from line 35 you want: **Credited to 2018 estimated tax** ▶	Refunded ▶ **36**	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ Signature of officer	04/17/2018 Date	▶ CEO Title	May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Firm's name ▶ Self-Prepared			Firm's EIN ▶	
Firm's address ▶			Phone no.	

For Paperwork Reduction Act Notice, see separate instructions.

Form **1120** (2017)

BAA   REV 01/23/18 TTBIZ

	Schedule C Dividends and Special Deductions (see instructions)	(a) Dividends received	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities . . .		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, or 12 . . .			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471) .			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 . . . ▶			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b . . . . ▶			

REV 01/23/18 TTBIZ   Form **1120** (2017)

Schedule J	Tax Computation and Payment (see instructions)

Part I—Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐			
2	Income tax. Check if a qualified personal service corporation. See instructions . . . . ▶ ☐		2	
3	Alternative minimum tax (attach Form 4626)		3	
4	Add lines 2 and 3		4	
5a	Foreign tax credit (attach Form 1118)	5a		
b	Credit from Form 8834 (see instructions)	5b		
c	General business credit (attach Form 3800)	5c		
d	Credit for prior year minimum tax (attach Form 8827)	5d		
e	Bond credits from Form 8912	5e		
6	**Total credits.** Add lines 5a through 5e		6	
7	Subtract line 6 from line 4		7	
8	Personal holding company tax (attach Schedule PH (Form 1120))		8	
9a	Recapture of investment credit (attach Form 4255)	9a		
b	Recapture of low-income housing credit (attach Form 8611)	9b		
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c		
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d		
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e		
f	Other (see instructions—attach statement)	9f		
10	**Total.** Add lines 9a through 9f		10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31		11	

Part II—Payments and Refundable Credits

12	2016 overpayment credited to 2017		12	0
13	2017 estimated tax payments		13	
14	2017 refund applied for on Form 4466		14	( )
15	Combine lines 12, 13, and 14		15	0
16	Tax deposited with Form 7004		16	
17	Withholding (see instructions)		17	
18	**Total payments.** Add lines 15, 16, and 17		18	0
19	Refundable credits from:			
a	Form 2439	19a		
b	Form 4136	19b		
c	Form 8827, line 8c	19c		
d	Other (attach statement—see instructions).	19d		
20	**Total credits.** Add lines 19a through 19d		20	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32		21	0

Schedule K	Other Information (see instructions)

		Yes	No
1	Check accounting method: **a** ☒ Cash **b** ☐ Accrual **c** ☐ Other (specify) ▶ _____		
2	See the instructions and enter the:		
a	Business activity code no. ▶ 561510		
b	Business activity ▶ Other Service		
c	Product or service ▶ Travel booking		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		✗
	If "Yes," enter name and EIN of the parent corporation ▶ _____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		✗
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .	✗	

REV 01/23/18 TTBIZ   Form **1120** (2017)

Schedule K	Other Information *(continued from page 3)*			Yes	No

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below. — No: ×

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below. — No: ×

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 — No: ×
If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.
If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? — No: ×
For rules of attribution, see section 318. If "Yes," enter:
(a) Percentage owned ▶ _____ and **(b)** Owner's country ▶ _____
(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount ▶ ☐
If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ 0.

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ 1

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here ▶ ☐
If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.

12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) ▶ $ 25,780.

13 Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000? — Yes: ×
If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ 0.

14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions — No: ×
If "Yes," complete and attach Schedule UTP.

15a Did the corporation make any payments in 2017 that would require it to file Form(s) 1099? — Yes: ×
b If "Yes," did or will the corporation file required Forms 1099? — Yes: ×

16 During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock? — No: ×

17 During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction? — No: ×

18 Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million? — No: ×

19 During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code? — No: ×

REV 01/23/18 TTBIZ   Form **1120** (2017)

Schedule L	**Balance Sheets per Books**	Beginning of tax year		End of tax year	
	Assets	**(a)**	**(b)**	**(c)**	**(d)**
1	Cash				
2a	Trade notes and accounts receivable . . .				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions) . .				
6	Other current assets (attach statement) . .				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement) . . .				
10a	Buildings and other depreciable assets . .				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only) . . .				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement) . .				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: **a** Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated . . .				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity . .				

Schedule M-1	**Reconciliation of Income (Loss) per Books With Income per Return**

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year not included on this return (itemize):	
2	Federal income tax per books				
3	Excess of capital losses over capital gains .			Tax-exempt interest $ _____	
4	Income subject to tax not recorded on books this year (itemize): _____			_____	
	_____		8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		**a**	Depreciation . . $ _____	
a	Depreciation . . . . $ _____		**b**	Charitable contributions $ _____	
b	Charitable contributions . $ _____			_____	
c	Travel and entertainment . $ _____				
	_____		9	Add lines 7 and 8	
6	Add lines 1 through 5		10	Income (page 1, line 28)—line 6 less line 9	

Schedule M-2	**Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)**

1	Balance at beginning of year		5	Distributions: **a** Cash	
2	Net income (loss) per books			**b** Stock	
3	Other increases (itemize): _____			**c** Property . . .	
	_____		6	Other decreases (itemize): _____	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

SCHEDULE D
(Form 1120)

Department of the Treasury
Internal Revenue Service

Capital Gains and Losses

▶ **Attach to Form 1120, 1120-C, 1120-F, 1120-FSC, 1120-H, 1120-IC-DISC, 1120-L, 1120-ND, 1120-PC, 1120-POL, 1120-REIT, 1120-RIC, 1120-SF, or certain Forms 990-T.**

▶ **Go to** *www.irs.gov/Form1120* **for instructions and the latest information.**

OMB No. 1545-0123

2017

Name	Employer identification number
Anjin Services Group Inc	81-1821342

Part I — Short-Term Capital Gains and Losses—Assets Held One Year or Less

See instructions for how to figure the amounts to enter on the lines below. This form may be easier to complete if you round off cents to whole dollars.	(d) Proceeds (sales price)	(e) Cost (or other basis)	(g) Adjustments to gain or loss from Form(s) 8949, Part I, line 2, column (g)	(h) Gain or (loss) Subtract column (e) from column (d) and combine the result with column (g)
1a Totals for all short-term transactions reported on Form 1099-B for which basis was reported to the IRS and for which you have no adjustments (see instructions). However, if you choose to report all these transactions on Form 8949, leave this line blank and go to line 1b				
1b Totals for all transactions reported on Form(s) 8949 with **Box A** checked				
2 Totals for all transactions reported on Form(s) 8949 with **Box B** checked				
3 Totals for all transactions reported on Form(s) 8949 with **Box C** checked				

4 Short-term capital gain from installment sales from Form 6252, line 26 or 37	**4**	
5 Short-term capital gain or (loss) from like-kind exchanges from Form 8824	**5**	
6 Unused capital loss carryover (attach computation)	**6**	( )
7 Net short-term capital gain or (loss). Combine lines 1a through 6 in column h	**7**	

Part II — Long-Term Capital Gains and Losses—Assets Held More Than One Year

See instructions for how to figure the amounts to enter on the lines below. This form may be easier to complete if you round off cents to whole dollars.	(d) Proceeds (sales price)	(e) Cost (or other basis)	(g) Adjustments to gain or loss from Form(s) 8949, Part II, line 2, column (g)	(h) Gain or (loss) Subtract column (e) from column (d) and combine the result with column (g)
8a Totals for all long-term transactions reported on Form 1099-B for which basis was reported to the IRS and for which you have no adjustments (see instructions). However, if you choose to report all these transactions on Form 8949, leave this line blank and go to line 8b				
8b Totals for all transactions reported on Form(s) 8949 with **Box D** checked				
9 Totals for all transactions reported on Form(s) 8949 with **Box E** checked				
10 Totals for all transactions reported on Form(s) 8949 with **Box F** checked				

11 Enter gain from Form 4797, line 7 or 9	**11**	
12 Long-term capital gain from installment sales from Form 6252, line 26 or 37	**12**	
13 Long-term capital gain or (loss) from like-kind exchanges from Form 8824	**13**	
14 Capital gain distributions (see instructions)	**14**	0.
15 Net long-term capital gain or (loss). Combine lines 8a through 14 in column h	**15**	0.

Part III — Summary of Parts I and II

16 Enter excess of net short-term capital gain (line 7) over net long-term capital loss (line 15)	**16**	
17 Net capital gain. Enter excess of net long-term capital gain (line 15) over net short-term capital loss (line 7)	**17**	
18 Add lines 16 and 17. Enter here and on Form 1120, page 1, line 8, or the proper line on other returns. If the corporation has qualified timber gain, also complete Part IV	**18**	
Note: If losses exceed gains, see **Capital losses** in the instructions.		

For Paperwork Reduction Act Notice, see the Instructions for Form 1120. **BAA**   REV 03/06/18 TTBIZ   Schedule D (Form 1120) 2017

Part IV **Alternative Tax for Corporations with Qualified Timber Gain.** *Complete Part IV* **only** *if the corporation has qualified timber gain under section 1201(b). Skip this part if you are filing Form 1120-RIC. See instructions.*

19	Enter qualified timber gain (as defined in section 1201(b)(2))	19	
20	Enter taxable income from Form 1120, page 1, line 30, or the applicable line of your tax return	20	
21	Enter the smallest of: (a) the amount on line 19; (b) the amount on line 20; or (c) the amount on Part III, line 17	21	
22	Multiply line 21 by 23.8% (0.238)	22	
23	Subtract line 17 from line 20. If zero or less, enter -0-	23	
24	Enter the tax on line 23, figured using the Tax Rate Schedule (or applicable tax rate) appropriate for the return with which Schedule D (Form 1120) is being filed	24	
25	Add lines 21 and 23	25	
26	Subtract line 25 from line 20. If zero or less, enter -0-	26	
27	Multiply line 26 by 35% (0.35)	27	
28	Add lines 22, 24, and 27	28	
29	Enter the tax on line 20, figured using the Tax Rate Schedule (or applicable tax rate) appropriate for the return with which Schedule D (Form 1120) is being filed	29	
30	Enter the smaller of line 28 or line 29. Also enter this amount on Form 1120, Schedule J, line 2, or the applicable line of your tax return	30	

REV 03/06/18 TTBIZ

Schedule D (Form 1120) 2017

Form 1125-A
(Rev. October 2016)
Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

► Attach to Form 1120, 1120-C, 1120-F, 1120S, 1065, or 1065-B.
► Information about Form 1125-A and its instructions is at *www.irs.gov/form1125a.*

OMB No. 1545-0123

Name		Employer identification number
Anjin Services Group Inc		81-1821342

1	Inventory at beginning of year	**1**	0
2	Purchases	**2**	0
3	Cost of labor	**3**	
4	Additional section 263A costs (attach schedule)	**4**	
5	Other costs (attach schedule)	**5**	
6	**Total.** Add lines 1 through 5	**6**	0
7	Inventory at end of year	**7**	0
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	**8**	0

9a Check all methods used for valuing closing inventory:

    (i) ☒ Cost

    (ii) ☐ Lower of cost or market

    (iii) ☐ Other (Specify method used and attach explanation.) ► _____

b Check if there was a writedown of subnormal goods . . . . ► ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) . . . . ► ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO . . . . | **9d** | |

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions . . ☐ Yes ☒ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation . . . . ☐ Yes ☒ No

---

Section references are to the Internal Revenue Code unless otherwise noted.

General Instructions

Purpose of Form

Use Form 1125-A to calculate and deduct cost of goods sold for certain entities.

Who Must File

Filers of Form 1120, 1120-C, 1120-F, 1120S, 1065, or 1065-B, must complete and attach Form 1125-A if the applicable entity reports a deduction for cost of goods sold.

Inventories

Generally, inventories are required at the beginning and end of each tax year if the production, purchase, or sale of merchandise is an income-producing factor. See Regulations section 1.471-1. If inventories are required, you generally must use an accrual method of accounting for sales and purchases of inventory items.

Exception for certain taxpayers. If you are a qualifying taxpayer or a qualifying small business taxpayer (defined below), you can adopt or change your accounting method to account for inventoriable items in the same manner as materials and supplies that are not incidental.

Under this accounting method, inventory costs for raw materials purchased for use in producing finished goods and merchandise purchased for resale are deductible in the year the finished goods or merchandise are sold (but not before the year you paid for the raw materials or merchandise, if you are also using the cash method).

If you account for inventoriable items in the same manner as materials and supplies that are not incidental, you can currently deduct expenditures for direct labor and all indirect costs that would otherwise be included in inventory costs. See the instructions for lines 2 and 7.

For additional guidance on this method of accounting, see Pub. 538, Accounting Periods and Methods. For guidance on adopting or changing to this method of accounting, see Form 3115, Application for Change in Accounting Method, and its instructions.

Qualifying taxpayer. A qualifying taxpayer is a taxpayer that, (a) for each prior tax year ending after December 16, 1998, has average annual gross receipts of $1 million or less for the 3 prior tax years, and (b) its business is not a tax shelter (as defined in section 448(d)(3)). See Rev. Proc. 2001-10, 2001-2 I.R.B. 272.

Qualifying small business taxpayer. A qualifying small business taxpayer is a taxpayer that, (a) for each prior tax year

ending on or after December 31, 2000, has average annual gross receipts of $10 million or less for the 3 prior tax years, (b) whose principal business activity is not an ineligible activity, and (c) whose business is not a tax shelter (as defined in section 448 (d)(3)). See Rev. Proc. 2002-28, 2002-18 I.R.B. 815.

Uniform capitalization rules. The uniform capitalization rules of section 263A generally require you to capitalize, or include in inventory, certain costs incurred in connection with the following.

• The production of real property and tangible personal property held in inventory or held for sale in the ordinary course of business.

• Real property or personal property (tangible and intangible) acquired for resale.

• The production of real property and tangible personal property by a corporation for use in its trade or business or in an activity engaged in for profit.

See the discussion on section 263A uniform capitalization rules in the instructions for your tax return before completing Form 1125-A. Also see Regulations sections 1.263A-1 through 1.263A-3. See Regulations section 1.263A-4 for rules for property produced in a farming business.

For Paperwork Reduction Act Notice, see instructions. BAA

REV 11/13/17 TTBIZ   **Form 1125-A** (Rev. 10-2016)

SCHEDULE G (Form 1120)	Information on Certain Persons Owning the Corporation's Voting Stock	
(Rev. December 2011) Department of the Treasury Internal Revenue Service	▶ Attach to Form 1120. ▶ See instructions on page 2.	OMB No. 1545-0123

Name	Employer identification number (EIN)
Anjin Services Group Inc	81-1821342

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
Michael Woodrum	048-74-6168	US	85

For Paperwork Reduction Act Notice, see the Instructions for Form 1120. **BAA**	REV 11/13/17 TTBIZ	Schedule G (Form 1120) (Rev. 12-2011)

Form 4797

Department of the Treasury
Internal Revenue Service

Sales of Business Property
(Also Involuntary Conversions and Recapture Amounts Under Sections 179 and 280F(b)(2))

► Attach to your tax return.
► Go to *www.irs.gov/Form4797* for instructions and the latest information.

OMB No. 1545-0184

2017

Attachment
Sequence No. **27**

Name(s) shown on return

Identifying number

1 Enter the gross proceeds from sales or exchanges reported to you for 2017 on Form(s) 1099-B or 1099-S (or substitute statement) that you are including on line 2, 10, or 20. See instructions . . . . | **1** |

Part I Sales or Exchanges of Property Used in a Trade or Business and Involuntary Conversions From Other Than Casualty or Theft—Most Property Held More Than 1 Year (see instructions)

2	(a) Description of property	(b) Date acquired (mo., day, yr.)	(c) Date sold (mo., day, yr.)	(d) Gross sales price	(e) Depreciation allowed or allowable since acquisition	(f) Cost or other basis, plus improvements and expense of sale	(g) Gain or (loss) Subtract (f) from the sum of (d) and (e)

3	Gain, if any, from Form 4684, line 39	**3**	
4	Section 1231 gain from installment sales from Form 6252, line 26 or 37	**4**	
5	Section 1231 gain or (loss) from like-kind exchanges from Form 8824	**5**	
6	Gain, if any, from line 32, from other than casualty or theft	**6**	
7	Combine lines 2 through 6. Enter the gain or (loss) here and on the appropriate line as follows:	**7**	

Partnerships (except electing large partnerships) and S corporations. Report the gain or (loss) following the instructions for Form 1065, Schedule K, line 10, or Form 1120S, Schedule K, line 9. Skip lines 8, 9, 11, and 12 below.

Individuals, partners, S corporation shareholders, and all others. If line 7 is zero or a loss, enter the amount from line 7 on line 11 below and skip lines 8 and 9. If line 7 is a gain and you didn't have any prior year section 1231 losses, or they were recaptured in an earlier year, enter the gain from line 7 as a long-term capital gain on the Schedule D filed with your return and skip lines 8, 9, 11, and 12 below.

| 8 | Nonrecaptured net section 1231 losses from prior years. See instructions . . . . | **8** | |
| 9 | Subtract line 8 from line 7. If zero or less, enter -0-. If line 9 is zero, enter the gain from line 7 on line 12 below. If line 9 is more than zero, enter the amount from line 8 on line 12 below and enter the gain from line 9 as a long-term capital gain on the Schedule D filed with your return. See instructions . . . . | **9** | |

Part II Ordinary Gains and Losses (see instructions)

10 Ordinary gains and losses not included on lines 11 through 16 (include property held 1 year or less):

11	Loss, if any, from line 7	**11**	( )
12	Gain, if any, from line 7 or amount from line 8, if applicable	**12**	
13	Gain, if any, from line 31	**13**	
14	Net gain or (loss) from Form 4684, lines 31 and 38a	**14**	
15	Ordinary gain from installment sales from Form 6252, line 25 or 36	**15**	
16	Ordinary gain or (loss) from like-kind exchanges from Form 8824	**16**	
17	Combine lines 10 through 16	**17**	

18 For all except individual returns, enter the amount from line 17 on the appropriate line of your return and skip lines a and b below. For individual returns, complete lines a and b below:

a If the loss on line 11 includes a loss from Form 4684, line 35, column (b)(ii), enter that part of the loss here. Enter the part of the loss from income-producing property on Schedule A (Form 1040), line 28, and the part of the loss from property used as an employee on Schedule A (Form 1040), line 23. Identify as from "Form 4797, line 18a." See instructions . . | **18a** | |

b Redetermine the gain or (loss) on line 17 excluding the loss, if any, on line 18a. Enter here and on Form 1040, line 14 | **18b** | |

For Paperwork Reduction Act Notice, see separate instructions. **BAA**   REV 02/13/18 TTBIZ   Form **4797** (2017)

Form **8453-C**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Declaration
for an IRS *e-file* Return

► File electronically with the corporation's tax return. Do not file paper copies.
► Go to *www.irs.gov/Form8453C* for the latest information.

OMB No. 1545-0123

2017

For calendar year 2017, or tax year beginning _____ , 2017, ending _____ , 20____

Name of corporation	Employer identification number
Anjin Services Group Inc	81-1821342

Part I   **Tax Return Information** (Whole dollars only)

1	Total income (Form 1120, line 11)	**1**	76,242.
2	Taxable income (Form 1120, line 30)	**2**	-1,705.
3	Total tax (Form 1120, line 31)	**3**	
4	Amount owed (Form 1120, line 34)	**4**	
5	Overpayment (Form 1120, line 35)	**5**	0.

Part II   **Declaration of Officer** (see instructions) **Be sure to keep a copy of the corporation's tax return.**

6a ☐ I consent that the corporation's refund be directly deposited as designated on the **Form 8050,** Direct Deposit of Corporate Tax Refund, that will be electronically transmitted with the corporation's 2017 federal income tax return.

b ☒ I do not want direct deposit of the corporation's refund **or** the corporation is not receiving a refund.

c ☐ I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment.

If the corporation is filing a balance due return, I understand that if the IRS does not receive full and timely payment of its tax liability, the corporation will remain liable for the tax liability and all applicable interest and penalties.

Under penalties of perjury, I declare that I am an officer of the above corporation and that the information I have given my electronic return originator (ERO), transmitter, and/or intermediate service provider (ISP) and the amounts in Part I above agree with the amounts on the corresponding lines of the corporation's 2017 federal income tax return. To the best of my knowledge and belief, the corporation's return is true, correct, and complete. I consent to my ERO, transmitter, and/or ISP sending the corporation's return, this declaration, and accompanying schedules and statements to the IRS. I also consent to the IRS sending my ERO, transmitter, and/or ISP an acknowledgment of receipt of transmission and an indication of whether or not the corporation's return is accepted, and, if rejected, the reason(s) for the rejection. If the processing of the corporation's return or refund is delayed, I authorize the IRS to disclose to my ERO, transmitter, and/or ISP the reason(s) for the delay, or when the refund was sent.

Sign Here

► _____   04/17/2018   ► CEO
Signature of officer   Date   Title

Part III   **Declaration of Electronic Return Originator (ERO) and Paid Preparer** (see instructions)

I declare that I have reviewed the above corporation's return and that the entries on Form 8453-C are complete and correct to the best of my knowledge. If I am only a collector, I am not responsible for reviewing the return and only declare that this form accurately reflects the data on the return. The corporate officer will have signed this form before I submit the return. I will give the officer a copy of all forms and information to be filed with the IRS, and have followed all other requirements in **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns. If I am also the Paid Preparer, under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This Paid Preparer declaration is based on all information of which I have any knowledge.

ERO's Use Only	ERO's signature ►		Date	Check if also paid preparer ☐	Check if self-employed ☐	ERO's SSN or PTIN
	Firm's name (or yours if self-employed), address, and ZIP code ►				EIN	
					Phone no.	

Under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This declaration is based on all information of which I have any knowledge.

Paid Preparer Use Only	Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
	Firm's name ►			Firm's EIN ►	
	Firm's address ►			Phone no.	

For Privacy Act and Paperwork Reduction Act Notice, see instructions. BAA   REV 11/15/17 TTBIZ   Form **8453-C** (2017)

Form **8822-B**
(Rev. February 2018)
Department of the Treasury
Internal Revenue Service

Change of Address or Responsible Party — Business

► Please type or print.
► See instructions on back. ► Do not attach this form to your return.
► Go to *www.irs.gov/Form8822B* for the latest information.

OMB No. 1545-1163

Before you begin: If you are also changing your home address, use Form 8822 to report that change.

If you are a tax-exempt organization (see instructions), check here ☐

Check **all** boxes this change affects:

1 ☐ Employment, excise, income, and other business returns (Forms 720, 940, 941, 990, 1041, 1065, 1120, etc.)

2 ☐ Employee plan returns (Forms 5500, 5500-EZ, etc.)

3 ☒ Business location

4a Business name	4b Employer identification number
Anjin Services Group Inc	81-1821342

5 Old mailing address (no., street, room or suite no., city or town, state, and ZIP code). If a P.O. box, see instructions. If foreign address, also complete spaces below, see instructions.

5034 Lockridge Sky Lane Sugar Land TX 77479

Foreign country name	Foreign province/county	Foreign postal code

6 New mailing address (no., street, room or suite no., city or town, state, and ZIP code). If a P.O. box, see instructions. If foreign address, also complete spaces below, see instructions.

5506 Lockwood Bend Lane Sugar Land TX 77479

Foreign country name	Foreign province/county	Foreign postal code

7 New business location (no., street, room or suite no., city or town, state, and ZIP code). If a foreign address, also complete spaces below, see instructions.

5506 Lockwood Bend Lane Sugar Land

Foreign country name	Foreign province/county	Foreign postal code

8 New responsible party's name

9 New responsible party's SSN, ITIN, or EIN

10 Signature

Daytime telephone number of person to contact (optional) ► (310) 561-2171

Sign Here

► _____ 04/16/2018
Signature of owner, officer, or representative   Date

CEO
Title

Where To File

Send this form to the address shown here that applies to you.

IF your old business address was in . . .	THEN use this address . . .
Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Indiana, Kentucky, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Vermont, Virginia, West Virginia, Wisconsin	Internal Revenue Service Cincinnati, OH 45999-0023
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Hawaii, Idaho, Iowa, Kansas, Louisiana, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Mexico, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington, Wyoming, any place outside the United States	Internal Revenue Service Ogden, UT 84201-0023

For Privacy Act and Paperwork Reduction Act Notice, see back of form.
BAA

REV 11/06/15 TTBIZ

Form **8822-B** (Rev. 2-2018)

	Corporation	
Form 1120	**Five Year Tax History**	**2017**
	► Keep for your records	

Name as Shown on Return	Employer Identification No.
Anjin Services Group Inc	81-1821342

		2013	2014	2015	2016	2017
1	Gross receipts . .					76,242.
2	Cost of sales . . .					0.
3	Gross profit. . . .					76,242.
4	Net capital gain .					
5	Other income. . .					0.
6	Total income . . .					76,242.
7	Salaries.					0.
8	Depreciation . . .					
9	Other deductions					77,947.
10	Total deductions .					77,947.
11	Taxable income .					-1,705.
12	Income tax					
13	Alternative minimum tax . . .					
14	General business credits .					
15	Other credits . . .					
16	PHC tax.					
17	Recapture taxes .					
18	Tax liability					

For Controlled Group Members Only

Enter your share of the $50,000, $25,000 and $9,925,000 taxable income brackets, and your share of the additional 5% tax and 3% tax for the prior years.

		2013	2014	2015	2016	2017
19	$50,000 bracket					
20	$25,000 bracket					
21	$9,925,000 bracket					
22	Additional 5% tax					
23	Additional 3% tax					

Other Information

		2013	2014	2015	2016	2017
24	Tax return preparation fee. . .					

CPCW7501.SCR 09/07/17

Form 1120 Page 1, Line 19	**Contribution Limitation/Carryover Worksheet** ► Keep for your records	**2017**

Name as Shown on Return	Employer Identification No.
Anjin Services Group Inc	81-1821342

		A Amount	B Deduction Allowed in Current Year	C Adjustment under Section 170(d)(2)(B)	D New Carryover
1	Enter current year contribution subject to the 10% limitation	0.			0.
2	Carryover from:				
a	1st preceding period				
b	2nd preceding period				
c	3rd preceding period				
d	4th preceding period				
e	5th preceding period				
3	Totals	0.			0.
4	Amount of carryover to expire next year due to 5 year limitation				
5	Total amount of contribution carryover to next year ►				0.

Computation of Taxable Income for 10% Limitation

6	Taxable income computed without Section 179, contribution or domestic production activities deduction.	-1,705.
7	Section 179 deduction (for purposes of contribution limitation)	
8	Taxable income computed with Section 179 deduction. Line 6 minus line 7	
9	Maximum contribution. 10% of line 8.	
10	Contribution deduction (for purposes of section 179 limitation). Smaller of line 3, column A or line 9	0.
11	Taxable income computed with contribution deduction. Line 6 minus line 10	-1,705.
12	Actual section 179 deduction	
13	Taxable income computed with actual section 179 deduction. Line 6 minus line 12	0.
14	Net operating loss deduction (from Net Operating Loss Worksheet, Column A), limited by line 13 of this worksheet	0.
15	Taxable income for purposes of contribution deduction. Line 13 minus line 14	0.
16	Maximum contribution. 10% of line 15	0.
17	Actual 10% contribution deduction. Smaller of line 3, column A, or line 16	0.

Farmers and Ranchers - Carryovers of qualified conservation property contributions before tax year 2014 (not originally subject to the 10% limit)

18 a	Taxable income (from line 15 above)	0.	
b	Less 10% contribution deduction, if any, from line 17 above	0.	
c	Maximum additional contribution allowed (line 18a - line 18b)	0.	
d	Unused farmer/rancher carryovers from tax years prior to 2017		
19	Carryover allowed in the current year. Smaller of line 18c or 18d		0.
20	Add lines 17 and 19		0.
21	Carryover of unallowed farmer and rancher contributions to 2018		

cpcw7301.SCR 09/13/17



Form 1120, Line 29a	**Net Operating Loss Worksheet**	**2017**

Name	Employer Identification Number
Anjin Services Group Inc	81-1821342

CURRENT LAW: Two year carryback, twenty year carryover

NOL Carryover Year	A Carryover	B Less Carrybacks/ Carryovers	C Adjusted Carryover
2016	25,780.	0.	25,780.
2015			
2014			
2013			
2012			
2011			
2010			
2009			
2008			
2007			
2006			
2005			
2004			
2003			
2002			
2001			
2000			
1999			
1998			
1997			
Total new law	25,780.	0.	25,780.

OLD LAW: Three year carryback, fifteen year carryover

NOL Carryover Year	A Carryover	B Less Carrybacks/ Carryovers	C Adjusted Carryover
2011			
2010			
2009			
2008			
2007			
2006			
2005			
2004			
2003			
2002			
2001			
2000			
1999			
1998			
1997			
Total old law			

Anjin Services Group Inc   81-1821342

Net Operating Loss Summary

NOL Carryover Year	A NOL Carryover Available	B Deduction Allowed in Current Year	C Adjustment Under Section 172(b)(2)	D Remaining Carryover 20 Years	E Remaining Carryover 15 Years*
2016	25,780.			25,780.	
2015					
2014					
2013					
2012					
2011					
2010					
2009					
2008					
2007					
2006					
2005					
2004					
2003					
2002					
2001					
2000					
1999					
1998					
1997					
Totals	25,780.			25,780.	

Less: Carryover expiring due to 20-year limitation	
Less: Carryover expiring due to 15-year limitation	
Add: Current year net operating loss	1,705.
Less: Carryback of current year net operating loss	
Net operating loss carryover to next year.	27,485.

cpcw7601.SCR   11/07/17



| **Form 1120** | **Carryovers/Carryforwards Worksheet** | **2017** |

► Keep for your records

Name as Shown on Return	Employer ID No.
Anjin Services Group Inc	81-1821342

	To Current Year	To Next Year
Form 1120:		
Contributions carryover		
Net Operating Loss carryover	25,780.	27,485.
AMT Net Operating Loss carryover		
Schedule D (Form 1120):		
Unused capital loss carryover		
Less current year capital loss carried back		
Carryover expiring next year due to 5 year limitation.		
Capital loss carryover to next year.		
Form 2220:		
Tax		
Form 4562:		
Section 179 carryover.		
Form 4797:		
Nonrecaptured net Section 1231 losses ─ 2012		
Nonrecaptured net Section 1231 losses ─ 2013		
Nonrecaptured net Section 1231 losses ─ 2014		
Nonrecaptured net Section 1231 losses ─ 2015		
Nonrecaptured net Section 1231 losses ─ 2016		
Nonrecaptured net Section 1231 losses ─ 2017		
Total nonrecaptured net Section 1231 loss carryforwards		
Form 8827:		
Prior year Alternative Minimum Tax from Form 4626		
Minimum tax credit carryforward		
Form 3800:		
General business credit carryforward		

cpcw8001.SCR   09/14/17



Form 1120 Schedule L	**Accumulated Depreciation, Amortization and Depletion Worksheet** ► Keep for your records	**2017**

Name as Shown on Return Anjin Services Group Inc	Identification Number 81-1821342

Book Accumulated Depreciation, Amortization and Depletion

	Depreciation
Beginning balance (From Schedule L, column a, line 10b)	_____
Current book expense	_____
Less accumulated - assets sold	_____
Less accumulated - assets retired	_____
Ending balance (To Schedule L, column c, line 10b)	_____
Check to enter on Balance Sheet . . . . . ► [X] Yes [ ] No	

	Amortization
Beginning balance (From Schedule L, column a, line 13b)	_____
Current book expense	_____
Less accumulated - assets sold	_____
Less accumulated - assets retired	_____
Ending balance (To Schedule L, column c, line 13b)	_____
Check to enter on Balance Sheet . . . . . ► [X] Yes [ ] No	

	Depletion
Beginning balance (From Schedule L, column a, line 11b)	_____
Current book expense	_____
Less accumulated - assets sold	_____
Less accumulated - assets retired	_____
Ending balance (To Schedule L, column c, line 11b)	_____
Check to enter on Balance Sheet . . . . . ► [X] Yes [ ] No	

**Total Depreciation, Amortization,
and Land Worksheet**

	Depreciation
Beginning balance building/other assets	_____
Less assets sold	_____
Less assets retired	_____
Plus new assets	_____
Adjustments to ending buildings and other depreciable assets	_____
Ending balance building/other assets (To Schedule L, column c, line 10a)	_____
Check to enter on Balance Sheet . . . . . ► [X] Yes [ ] No	

	Land
Beginning balance land assets	_____
Less land assets sold	_____
Less land assets retired	_____
Plus new land assets	_____
Adjustments to ending land assets	_____
Ending balance (To Schedule L, column d, line 12)	_____
Check to enter on Balance Sheet . . . . . ► [X] Yes [ ] No	

	Amortization
Beginning balance intangible assets	_____
Less amortized assets sold	_____
Less amortized assets retired	_____
Plus new amortized assets	_____
Adjustments to amortized assets	_____
Ending balance (To Schedule L, column c, line 13a)	_____
Check to enter on Balance Sheet . . . . . ► [X] Yes [ ] No	

cpcw9301.SCR 10/25/17

Form 1120   **Two Year Comparison**   **2017**

► Keep for your records

Name	Employer Identification No.
Anjin Services Group Inc	81-1821342

		2017		2016		Difference 2017 - 2016	
Income		Amount	% of Total Income	Amount	% of Total Income	Amount	%
1 a	Gross receipts or sales . .	76,242.				76,242.	
b	Less returns and allowances	0.				0.	
c	Net receipts or sales. . . ►	76,242.				76,242.	
2	Cost of goods sold (Form 1125-A)	0.				0.	
3	Gross profit. . . . . . . ►	76,242.				76,242.	
4	Dividends (Schedule C) . .						
5	Interest	0.				0.	
6	Gross rents.	0.				0.	
7	Gross royalties	0.				0.	
8	Capital gain net income . .						
9	Net gain or (loss) (Form 4797)						
10	Other income.	0.				0.	
11	Total income . . . . ►	76,242.	100.00			76,242.	
Deductions							
12	Compensation of officers .	0.	0.00			0.	
13	Salaries and wages (less employment credits).	0.	0.00			0.	
14	Repairs and maintenance .	0.	0.00			0.	
15	Bad debts.	0.	0.00			0.	
16	Rents	1,300.	1.71			1,300.	
17	Taxes and licenses	599.	0.79			599.	
18	Interest	0.	0.00			0.	
19	Charitable contributions . .		0.00				
20 a	Depreciation on Fm 4562 .		0.00				
20 b	Less depreciation on Schedule A & elsewhere .		0.00				
20 c	Net depreciation . . . . . ►		0.00				
21	Depletion		0.00				
22	Advertising	878.	1.15			878.	
23	Pension, profit-sharing, etc, plans	0.	0.00			0.	
24	Employee benefit programs	0.	0.00			0.	
25	Domestic production activities deduction		0.00				
26	Other deductions.	75,170.	98.59			75,170.	
27	Total deductions . . . . . ►	77,947.	102.24			77,947.	
Taxable Income							
28	Taxable income before NOL & special deductions.	-1,705.	-2.24			-1,705.	
29	Less:						
a	Net operating loss deduction		0.00				
b	Special deductions.		0.00				
30	Taxable income . . . . . ►	-1,705.	-2.24			-1,705.	
Tax							
31	Total tax (Schedule J) . . .		0.00				
Tax Payments and Credits							
32	Total tax payments and credits	0.				0.	
33	Estimated tax penalty . . .						
34	Tax due.						
35	Overpayment.	0.				0.	

CPCW8201.SCR   02/12/18

2017 Federal Tax Return Summary

Important: Your taxes are not finished until all required steps are completed.



```
Anjin Services Group Inc
5034 Lockridge Sky Lane
Sugar Land, TX 77479
```

Balance Due/ Refund	No payment is required with your Federal tax return (2017 Form 1120, U.S. Corporation Income Tax Return).
2017 Federal Tax Return Summary	No Refund or Amount Due $ 0.00
Forms Included	

Page 1 of 1

Additional information from your 2017 Federal Corporation Tax Return

Form 1120: US Corporation Income Tax Return

Other Income	Continuation Statement

Description	Amount
Farm Income	0
Recovery of bad debts	0
Sec 179 recapture (Form 4797, p.2)	0
Sec 280F Recapture (Form 4797, p.2)	0
State tax refunds	0
Taxable insurance proceeds	0
Total	0

Form 1120: US Corporation Income Tax Return

Other Deductions	Continuation Statement

Description	Amount
Accounting	0
Bank charges	90
Cleaning	0
Commissions	0
Computer services and supplies	1,262
Credit and collection costs	0
Delivery and freight	0
Discounts	0
Dues and subscriptions	0
Equipment rent	0
Gifts	0
Insurance	2,900
Janitorial	0
Laundry and cleaning	0
Legal and professional	9,136
Meals and entertainment (50%)	52
Meals and entertainment (100%)	0
Office expense	0
Outside services/independent contractors	1,391
Parking fees and tolls	0
Permits and fees	0
Postage	0
Printing	0
Security	0
Supplies	0
Telephone	0



Form 1120: US Corporation Income Tax Return

Other Deductions **Continuation Statement**

Description	Amount
Tools	0
Training/continuing education	0
Travel	864
Uniforms	0
Utilities	387
Vendors for logistical services	59,088
Total	75,170



```
TX2018
05-102
(Rev.9-15/33)
Ver. 9.0
■ Tcode 13196
```

Texas Franchise Tax Public Information Report

To be filed by Corporations, Limited Liability Companies (LLC), Limited Partnerships (LP), Professional Associations (PA) and Financial Institutions

■ Taxpayer number										■ Report year				
3	2	0	6	5	0	3	7	4	2	9	2	0	1	8

You have certain rights under Chapter 552 and 559, Government Code, to review, request and correct information we have on file about you. Contact us at 1-800-252-1381.

Taxpayer name
Anjin Services Group Inc

(X) Blacken circle if the mailing address has changed. ■

Mailing address
5034 Lockridge Sky Lane

City	State	ZIP code plus 4
Sugar Land	TX	77479

Secretary of State (SOS) file number or Comptroller file number
0802829478

( ) Blacken circle if there are currently no changes from previous year; if no information is displayed, complete the applicable information in Sections A, B and C.

Principal office
150 West Sam Houston Pkwy N, Houston, TX 77024

Principal place of business
150 West Sam Houston Pkwy N, Houston, TX 77024

You must report officer, director, member, general partner and manager information as of the date you complete this report.

Please sign below! **This report must be signed to satisfy franchise tax requirements.**

3206503742918

SECTION A Name, title and mailing address of each officer, director, member, general partner or manager.

Name	Title	Director		Term expiration	m	m	d	d	y	y
Michael Woodrum	CEO	(X) YES			1	1	2	9	1	9
Mailing address	City	State	ZIP Code							
5506 Lockwood Bend Lane	Sugar Land	TX	77479							
Name	Title	Director		Term expiration	m	m	d	d	y	y
		( ) YES								
Mailing address	City	State	ZIP Code							
Name	Title	Director		Term expiration	m	m	d	d	y	y
		( ) YES								
Mailing address	City	State	ZIP Code							

SECTION B Enter information for each corporation, LLC, LP, PA or financial institution, if any, in which this entity owns an interest of 10 percent or more.

Name of owned (subsidiary) corporation, LLC, LP, PA or financial institution	State of formation	Texas SOS file number, if any	Percentage of ownership
Name of owned (subsidiary) corporation, LLC, LP, PA or financial institution	State of formation	Texas SOS file number, if any	Percentage of ownership

SECTION C Enter information for each corporation, LLC, LP, PA or financial institution, if any, that owns an interest of 10 percent or more in this entity.

Name of owned (parent) corporation, LLC, LP, PA or financial institution	State of formation	Texas SOS file number, if any	Percentage of ownership

Registered agent and registered office currently on file *(see instructions if you need to make changes)*

You must make a filing with the Secretary of State to change registered agent, registered office or general partner information.

Agent: Michael Woodrum

Office: 5034 Lockridge Sky Lane	City Sugar Land	State TX	ZIP Code 77479

The information on this form is required by Section 171.203 of the Tax Code for each corporation, LLC, LP, PA or financial institution that files a Texas Franchise Tax Report. Use additional sheets for Sections A, B and C, if necessary. The information will be available for public inspection.

I declare that the information in this document and any attachments is true and correct to the best of my knowledge and belief, as of the date below, and that a copy of this report has been mailed to each person named in this report who is an officer, director, member, general partner or manager and who is not currently employed by this or a related corporation, LLC, LP, PA or financial institution.

sign here ▶ Michael R Woodrum	Title CEO	Date 04/17/2018	Area code and phone number (310) 561-2171

Texas Comptroller Official Use Only



VE/DE ( )	PIR IND ( )



7010







TX2018
05-163
(Rev.9-17/9)
Ver. 9.0

Texas Franchise Tax No Tax Due Report

■ Tcode 13255 Annual

The law requires No Tax Due Reports originally due on or after Jan.1, 2016 to be filed electronically. Filing this paper report means you are requesting, and we are granting, a waiver from the electronic reporting requirement for this report year ONLY.

Taxpayer number	Report year	Due date
32065037429	2018	05/15/2018

Field	Value
Taxpayer name	Anjin Services Group Inc
Mailing address	5034 Lockridge Sky Lane
City	Sugar Land
State	TX
Country	
ZIP code plus 4	77479
Secretary of State file number or Comptroller file number	0802829478
Blacken circle if the address has changed	(X)
Blacken circle if this is a combined report	○
NAICS code	561510
Blacken circle if Total Revenue is adjusted for Tiered Partnership Election, see instructions. *(Note: Upper tiered partnerships do not qualify to use this form.)*	○

Is this entity a corporation, limited liability company, professional association, limited partnership or financial institution? (X) Yes ○ No

If any of the statements below are true, you qualify to file this No Tax Due Report *(Blacken all circles that apply.)*:

1. **This entity is a passive entity as defined in Texas Tax Code Sec. 171.0003.** *(See instructions.)* (Passive income does NOT include rent.) — 1. ○
2. This entity's annualized total revenue is below the no tax due threshold. — 2. (X)
3. This entity has zero Texas Gross Receipts. — 3. ○
4. **This entity is a Real Estate Investment Trust (REIT) that meets the qualifications specified** in Texas Tax Code Sec. 171.0002(c)(4). — 4. ○
5. **This entity is a new veteran-owned business as defined in Texas Tax Code Sec. 171.0005.** *(See instructions.)* *(Must have formed after Jan.1, 2016, and must be pre-qualified.)* — 5. (X)

6a. Accounting year begin date (mmddyy) 6a. 010117

6b. Accounting year end date (mmddyy) 6b. 123117

7. TOTAL REVENUE *(Whole dollars only)* 7. 76,242.00

Print or type name	Area code and phone number
Michael R Woodrum	(310) 561-2171

I declare that the information in this document and any attachments is true and correct to the best of my knowledge and belief.

sign here ▶ Date 04/17/2018

Mail original to:
Texas Comptroller of Public Accounts
P.O. Box 149348
Austin, TX 78714-9348

Instructions for each report year are online at www.comptroller.texas.gov/taxes/franchise/forms/. If you have any questions, call 1-800-252-1381.

Texas Comptroller Official Use Only

VE/DE ○

PM Date

7010



	Texas Revenue And Gross Receipts Worksheet	Report Year
	► Keep for your records	**2018**

Taxpayer Name
Anjin Services Group Inc

Taxpayer No.
32065037429

[X] **Texas Gross Receipts Box** to populate gross receipts in Texas with the same amounts as gross receipts everywhere. Texas receipts can be changed as needed.

Important Note: Any net distributive income from a taxable passthrough entity included in items 1 through 7 should also be included on line 11.

Description	Gross Receipts for the period 01/01/17 to 12/31/17	
	(a) Texas	(b) Everywhere
Revenue		
1 Gross receipts or sales	76,242.	76,242.
2 Dividends.		
3 Interest	0.	0.
4 Rents	0.	0.
5 Royalties	0.	0.
6 Gains/Losses (corporations gains only)		
7 Other income.	0.	0.
8 **Total gross revenue (add items 1 thru 7)**	76,242.	76,242.
Exclusion From Gross Revenue		
9 Bad debts expense	0.	0.
10 Foreign dividends and foreign royalties		
11 Taxable passthrough entity net distributive income (NDI)		
Gross receipts or sales		
Dividends		
Interest		
Rents		
Royalties		
Gains/Losses		
Other income		
Taxable passthrough entity NDI included in line 8		
12 Schedule C dividends received		
13 Revenue from disregarded entities		
14 Flow-through funds		
15 Dividends and interest from Federal obligations	0.	0.
16 Other adjustments for revenue:		
Total other adjustments for revenue		
17 **Total exclusion from gross revenue (add items 9 thru 16)**	0.	0.
18 **Total Revenue (item 8 less item 17)**	76,242.	76,242.

Gross Receipts And Apportionment Calculation for Forms 05-169 and 05-158A

Important Notes: Adjust revenue on line 16 above.
Gross receipts for most entities will be same as total revenue.

1	Total revenue (item 18)	76,242.	76,242.
2	Adjustments for gross receipts:		
	Total adjustments for gross receipts		
3	**Total Gross Receipts (add items 1 and 2)**	76,242.	76,242.

Apportionment

4	Apportionment Factor (Divide Item 3a by Item 3b)	1.0000
5	Apportioned Revenue (Multiply item 18 by item 4)	76,242.

txcw0601.SCR 01/23/18

Texas Margin And Tax Worksheet   **2018**

For the accounting period 01/01/2017 to 12/31/2017

► Keep for your records

Taxpayer Name	Taxpayer No.
Anjin Services Group Inc	81-1821342

Part I Costs of Goods Sold Margin

☐ **Federal Costs of Goods Sold Box:** Select this box to start with Federal cost of goods sold **Caution:** Texas instructions state that "Generally COGS for Texas franchise tax reporting will not equal the amount used for federal income tax reporting purposes or for financial accounting purposes. Typically, this amount cannot be found on a federal income tax report or on an income statement." If you select this box costs of goods sold should be adjusted according to Texas government rules.

1 Costs of goods sold before adjustments . . . .

Texas adjustments to costs of goods sold

Total Texas adjustments to costs of goods sold. . . . .

Costs of goods sold after adjustments **1**

2 Indirect or administrative overhead costs *(Limited to 4%)* **2**

3 Other (plus active duty personnel / minus undocumented workers) **3**

4 **Total Costs Of Goods Sold** **4**

Part II Compensation Margin

Wages and Cash Compensation

1	Officer compensation (corporations) before employment credits (non COGS) . .	**1** 0.
2	Salaries and wages before employment credits.	**2** 0.
3	Cost of goods salaries and wages	**3**
4	Less **employer** payroll taxes included above (enter as a **negative** number)	**4**
5	Add net distributive income to partnerships, LLC and S corporations	**5**
6	Add stock awards and stock options deducted on Federal return	**6**
7	Add wages paid to staff leasing companies not included above	**7**
8	Less compensation in excess of limitation (enter as a **negative** number)	**8**
9	Other Texas adjustments - increase/(decrease)	

Other Texas adjustments - increase/(decrease) **9**

10 **Wages and cash compensation** *(Add Items 1 thru 9)* . . . . **10**   0.

Employee Benefits

11 Employee benefits from Federal return . . . . **11**   0.

12 Other Texas benefit adjustments - increase/(decrease)

Other Texas adjustments - increase/(decrease) **12**

13 **Employee benefits** *(Add Items 11 and 12)* . . . . **13**   0.

Other

14 Other (plus active duty personnel / minus undocumented workers) **14**

15 **Total Compensation** *(Add items 10, 13 and 14)* . . . . **15**   0.

Anjin Services Group Inc   81-1821342   Page **2**

Part III Allowable Deductions and Credits

1	**Allowable deductions**, 10% of the amortized cost of		
	a Qualified solar energy devices	1a	
	b Qualified clean coal project equipment	1b	
	Total allowable deductions		
2	**Tax credits** *(Item 23 from **Form 05-160**)*	2	

Part IV Tax

1	Tax using Form 05-158, Franchise Tax Report	1	0.
2	Tax using Form 05-169, E-Z Calculation.	2	0.

This program will select the form to use based on the information on the Texas Revenue And Gross Receipts Worksheet and the Margin And Tax Worksheet.

QuickZoom to Texas Information Worksheet To Select Form to use . . . . ▶_____

QuickZoom to Form 05-158-A, Texas Franchise Tax Report - Page 1 . . . . ▶_____

QuickZoom to Form 05-169, E-Z Calculation . . . . ▶_____

txcw0701.SCR   11/03/17



```
Anjin Services Group Inc

INSTRUCTIONS FOR MAILING YOUR  TEXAS FRANCHISE TAX NO TAX DUE INFORMATION
REPORT
------------------------------------------------------------------------------
No payment is required with your Texas Form 05-163.
Mail your return to the following address on or before May 15, 2018:

      TEXAS COMPTROLLER OF PUBLIC ACCOUNTS
      P.O. BOX 149348
      AUSTIN, TX  78714-9348
Be sure to have an authorized officer of the corporation sign and date the
return.
```

2017 Texas Tax Return Summary
Important: Your taxes are not finished until all required steps are completed.



```
Anjin Services Group Inc
5034 Lockridge Sky Lane
Sugar Land, TX 77479
```

Balance Due/ Refund	No payment is required with your Texas tax return (Form 05-163).
2017 Texas Tax Return Summary	Taxable Income $ 0.00 No Refund or Amount Due $ 0.00
Forms Included	

Page 1 of 1